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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)



                           TEEKAY SHIPPING CORPORATION
                  --------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                  --------------------------------------------
                         (Title of Class of Securities)

                                   Y8564W 10 3
                     ---------------------------------------
                      (CUSIP Number of Class of Securities)

                                December 31, 1999
                     ---------------------------------------
                          (Date of Event Which Requires
                            Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this schedule is filed:

        [ ]    Rule 13d-1(b)

        [ ]    Rule 13d-1(c)

        [X]    Rule 13d-1(d)



                               Page 1 of 6 Pages
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CUSIP NO.                           SCHEDULE 13G
Y8564W 10 3                      (AMENDMENT NO. 4)            Page 2 of 6 Pages



--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Cirrus Trust
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A)   [ ]
                                                                 (B)   [ ]
--------------------------------------------------------------------------------

3         SEC USE ONLY

--------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Organized under the laws of the Turks and Caicos Islands
--------------------------------------------------------------------------------
                    5      SOLE VOTING POWER

NUMBER OF                  14,427,397
SHARES              ------------------------------------------------------------
BENEFICIALLY        6      SHARED VOTING POWER
OWNED BY
EACH                       0
REPORTING           ------------------------------------------------------------
PERSON              7      SOLE DISPOSITIVE POWER
WITH
                           14,427,397
                    ------------------------------------------------------------
                    8      SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

          14,427,397
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES                                      [ ]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           37.9%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          00
--------------------------------------------------------------------------------



                               Page 2 of 6 Pages
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ITEM 1(a).  NAME OF ISSUER:

        This Schedule 13G relates to Teekay Shipping Corporation, a Marshall Islands corporation (the "Company").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        The Company's principal executive headquarters are located at Euro Canadian Centre, 4th Floor, Marlborough Street & Navy Lion Road, P.O. Box SS-6293, Nassau, Bahamas.

ITEM 2(a).  NAME OF PERSONS FILING:

        This Schedule 13G relates to Cirrus Trust.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

        The business address of the reporting person is Tradewinds Trust Co. Ltd., Box 228, Temple Building, Leeward Highway, Providenciales, Turks and Caicos Islands, British West Indies.

ITEM 2(c).  CITIZENSHIP:

        Cirrus Trust is a trust organized under the laws of the Turks and Caicos Islands.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

        This Schedule 13G relates to the Company's common stock, $0.001 par value per share (the "Common Stock").

ITEM 2(e).  CUSIP NUMBER:

        The CUSIP Number for the Company's Common Stock is Y8564W 10 3.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b) OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

      (a) [ ]  Broker or dealer registered under Section 15 of the Act

      (b) [ ]  Bank as defined in Section 3(a)(6) of the Act

      (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act

      (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

      (e) [ ]  Investment Advisor in accordance with Rule 13d-1(b)(1)(ii)(E)



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      (f) [ ]  Employee Benefit Plan or Endowment Fund in accordance with
               Rule 13d-1(b)(1)(ii)(F)

      (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(ii)(G)

      (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act

      (i) [ ]  Church Plan that is excluded from the
               definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

      (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        Not applicable.

ITEM 4.  OWNERSHIP.

        The following describes the ownership of Common Stock by Cirrus Trust as of December 31, 1999:

        (a)    Amount beneficially owned:  14,427,397

        (b)    Percent of class: 37.9%

        (c)    Number of shares as to which such person has:

                   (i)    Sole power to vote or direct the vote:  14,427,397

                  (ii)    Shared power to vote or to direct the vote:  0

                 (iii) Sole power to dispose or to direct the disposition of: 14,427,397

                  (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.



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ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10(a).  CERTIFICATION.

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

ITEM 10(b).  CERTIFICATION.

        Not Applicable.



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                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date:   March 17, 2000

                                            CIRRUS TRUST

                                            By: TRADEWINDS TRUST CO. LTD.,
                                                as Trustee


                                                By:  /s/ R. J. MCFADYEN
                                                     ------------------
                                                Name:  R. J. McFadyen
                                                Title: Chief Executive Officer



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